Stream Communications Network & Media Inc. Management Discussion and Analysis

For the Six Months ended June 30, 2005

August 24, 2005 Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements and industry results, to be materially different from what we say or imply with such forward-looking statements. These factors include, among other things, changes in television viewing preferences and habits by our subscribers and potential subscribers, their acceptance to new technology and programming alternatives. They also include subscriber acceptance of our newer Internet access services, Telephony, our ability to manage and grow our cable, Internet and telephony services, our ability to secure adequate capital to fund other system growth and development and our planned acquisitions, our ability to successfully close proposed transactions, risks inherent in investment and operations in Poland, and changes in government regulations. The following discussion and analysis of financial condition and result of operations cover the six months period ended June 30, 2005 and 2004 and should be read together with our consolidated financial statements and related notes included elsewhere herein. These consolidated financial statements provide additional information regarding our financial activities and condition.

General

Stream Communications Network & Media Inc. (together with its majority-owned subsidiaries, the “Company” or “Stream”) is currently the 8th largest cable communications provider in Poland. While we began business as a cable television service provider in 2000, over the last few years we have acquired Internet Networks and upgraded many of our existing networks so they are capable of providing Internet access service and some telephony. Our operations are strategically located in the Southern Region of Poland.

On August 17, 2004, Stream Canada changed its corporate name adding the words “& Media” to reflect our intention to add media content distribution in Central and Eastern Europe to our business activities. The trading symbol was also changed from STNYF to SCNWF, effective August 24, 2004 (“Effective Date”). All share certificates with the Company’s previous name and previous CUSIP number which are not surrendered for cancellation and re-issuance became not tradable or transferable after 30 days from the Effective Date.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading in the U.S. on the OTC Bulletin Board under the trading symbol “SCNWF”.

We own and control business activities in Poland through a group of companies, in particular through our wholly owned subsidiary Stream Communications Sp. z o.o. (“Stream Poland”) with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

·

Bielsat.com Sp. z o.o. (“Bielsat”)

·

Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”)

·

ASK Stream Sp. z o.o. (“ASK”)

·

Vega Sp. z o.o. (“Vega”)

Our other subsidiaries are:

·

Streamline Media Sp. z o.o. (“Streamline”) with a registered seat in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow; and

·

IEWS S.A. (“IEWS”) with its registered seat in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow.

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks. Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”). As of the release of the first quarter 2005 financials Stream has approximately 54,400 cable television subscribers, which represents a penetration rate of approximately 69% of homes passed in its network region. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service. Although cable television services accounted for over 92% of its consolidated net sales in 2004, Stream has a growing number of Internet subscribers. The Company has been introducing high-speed Internet access over all its networks and currently has 4,100 Internet subscribers bringing the total revenue generating units or(RGU’s) to 58,500 subscribers.

Stream conducts its business in Southern Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers. Stream has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators. Stream has funded its growth and operations principally through equity. Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream’s networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations. A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services. Stream’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business. These acquisitions include:

Date	Name of acquisition	Region of operation
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
July 2001	A portion of the assets of AZART S.C.: AZART SC Telekom AZART TK Trybinowski	Kielce Busko, Zdroj

Date	Name of acquisition	Region of operation
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A. El- Rzeszow “Telekab”	Rzeszow, Bochnia, Sankomierz
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice- Dziedzice
July 2000	A portion of the assets of Telemedia Sp. Z o.o.	Czestochowa
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
June 2000	51% of the shares of Bielsat	Beilsko-Biala, Czechowice-Dziedzice

Bielsat

Stream Poland is one of the founders of Bielsat and, since Bielsat was incorporated on 8 March 2000, has held 51% of its shares. PPUH Bielsat owns the remaining 49% of its shares.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital. Under that agreement, the parties undertook to sell the shares to Stream Poland by 30 June 2003. To secure an advance payment of the purchase price paid to the Gimsat Shareholders, the parties entered into a separate registered pledge agreement. The preliminary agreement also provided that representatives of Stream Poland would be granted an exclusive and irrevocable power of attorney in the form of a notarial deed for the duration of the registered pledge agreement that permitted the person authorized by the purchaser to exercise the rights attaching to all the shares of Gimsat.

ASK

ASK was purchased on May 5, 2004, wherein we paid some $200,000 for a 60% interest in share capital of ASK. ASK currently has approximately 1,000 internet subscribers.

Miechowice

Some 4,300 subscribers were purchased in September 2004 in the Bytom region by Gimsat. In April 2005 some 2,100 internet subscribers were purchased.

Vega

A 98% interest in Vega was purchased in October 2004 to acquire some 4,200 subscribers. In addition, within the Vega area Stream has acquired additional internet subscribers in April 2005 by way of the issuance of 260,000 shares from treasury bringing the total percentage ownership to 99%.

Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash f low. We also operate a number of earlier stage broadband businesses. Our primary goal in the majority of these regions is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded programming and the delivery of Internet access services and telephony over our cable communications networks.

Stream’s Cable Television Services

Stream Poland currently offers four programme packages and one bundled package:

·

TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel; and

·

TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

·

TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

·

TELE Panorama Plus (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

·

TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration. Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers. In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network. One of Stream’s strategic goals is to unify channel offerings, which it has already begun doing. Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimize potential signal piracy. Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s Cable Television Programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings. These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites. When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended. Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Cable TV attracted a rate of 22% VAT in 2003, which was reduced to 7% in 2004. Internet access was at a rate of 7% VAT; then it was exempt, but changed to 22% in March 2005.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Table: List of programmes licensed by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	TV Trwam	catholic	Polish
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	TVN Meteo	weather	Polish
18	TVN Turbo	cars etc.	Polish
19	TVN 24	information	Polish
20	Explorer	science	Polish
21	History	science	Polish
22	MINI MINI	children	Polish
23	Kino Polska	movies	Polish
24	TVN Style	entertainment	Polish
25	Ale Kino!	movies	Polish
26	Zig Zap	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German

Channel No.	Name	Characteristics	Language
31	VIVA+	music	German
32	RTL	entertainment	German
33	RTL 2	entertainment	German
34	SAT 1	entertainment	German
35	VOX	entertainment	German
36	Club	entertainment	Polish
37	Fox Kids	Children	Polish
38	Eurosport	Sport	Polish

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier. Stream includes all these programmes in its Top Tier offering. These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers. Stream is currently involved in discussions to obtain rights to new channels. Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels. At this time Stream has some VoIP customers, and will continue to offer VoIP services based on demand.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services. Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services. Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.streamcn.pl) to inform its customers of existing and new programmes and services. Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests. All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo and the names of its cable television programme packages.

Overview of the Polish cable television industry

Poland has approximately 38.2 million inhabitants and 12.5 million households with a television. Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequencies and channel offerings were limited principally to government broadcast programmes. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly. In addition, large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped. According to the OIGKK, there are currently about 518 operators with 1,086 networks providing services to 4.5 million of the country’s 13.3 million homes, of which 69% are passed by cable. The average monthly salary as of 31 December 2003 was approximately Cdn $1,200, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately Cdn $16.00 (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers. Stream believes that currently the top twelve operators (including Stream) control approximately 60% of the built-out market, with the remaining 40% serviced by 506 operators. Stream expects consolidation among these providers, particularly as smaller operator’s face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services. First, Poland is one of the largest single-language markets in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. Latest research indicates that each Polish household watches an average of 252 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities. This high housing density results in comparatively low costs for building cable television networks. Currently Stream’s average network density is about 320 homes passed per kilometre of cable plant. By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities. Under such agreements, the operator is allowed to connect all apartments located in a given building to its network. Stream has entered into such agreements for renewable terms varying from ten to 20 years.

Results of Operations

Six months ended June 30, 2005 compared to the six months ended June 30, 2004

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP.

Revenue increased by 48.6% in the six months period ended June 30, 2005 compared with the same period of the previous year, and increased by 34.0% in the three months ended June 30, 2005 to the previous comparable period. In terms of the Polish zloty, the currency in which revenue is actually realized, sales increased by 32.6% for the six months ended June 30, 2005 compared with the same period of last year, and increased by 5.8% over the previous quarter ended March 31, 2005. One of the main objectives is to increase revenue. We are continuing to make acquisitions of subscribers, we will build out new services, we will continue to offer new services and increased channels for viewing and spend money on marketing campaigns. Last year we acquired approximately 10,000 subscribers. The full effect of these additions will be seen this year. Additional marketing campaigns target new users to take on new channels and new products not previously available to them.

Loss from operations (before amortization and other items) was $2,753,538. Included in the loss are stock-based compensation charges of $1,555,709 being a non-cash expense created from the granting of stock options in 2005. Adjusting for stock-based compensation, there would be a loss from operations of some $1,200,000 as compared to the previous comparable period’s loss of some $26,000. Adding back the investor relation’s campaign of $1.3 million gives a positive $102,706 from operations. The investor relations campaign was costly and it did not produce any immediate results. The program did create a lot of awareness, and now we need results to appeal to investor’s appetites.

The company is able to handle a substantial increase in subscribers (from acquisitions) without having to make major changes for some time. At present, there are various operating functions and stations that are being manned in anticipation of increased business. If the company had intentions of staying the same size, without substantial growth the operations would be a great deal smaller, without the ability to handle acquisitions. This would result in increased profitability, but without short-term capacity to gear-up for acquisitions.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Net loss for the period	Net loss per share (basic and diluted)
June 30, 2005	$1,445,359	$1,517,202	$0.04
March 31, 2005	1,437,672	2,607,933	0.08
December 31, 2004	1,411,170	3,401,606	0.10
September 30, 2004	1,063,836	186,628	0.01
June 30, 2004	1,078,645	2,693,005	0.09
March 31, 2004	861,810	283,476	0.01
December 31, 2003	854,701	4,789,019	0.14
September 30, 2003	879,324	462,802	0.02

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations. Programming costs, exclusive of system lease costs which constituted about 20% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortization/depreciation) are incurred primarily in US dollars, while all revenues are realized in Polish zlotys. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates. However, high increases in subscription rates could decrease demand for Stream’s services. Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each period.

Rates of exchange of Polish Zloty and US dollar to one Canadian Dollar, Polish zloty to US dollar

	Pln	$ USD	Pln/USD
As at June 30, 2005	2.72670	0.8142	3.34889
For the three months ended June 30, 2005	2.63880	0.80426	3.28146
As at March 31, 2005	2.61430	0.8220	3.18050
For the three months ended March 31, 2005	2.50802	0.81644	3.07201
As at December 31, 2004	2.48980	0.83030	2.99870
For the three months ended December 31, 2004	2.68528	0.82001	3.27649
As at September 30, 2004	2.79240	0.78760	3.54520
For the three months ended September, 30, 2003	2.76783	0.76437	3.62143
As at June 30, 2004	2.78930	0.74400	3.74880
For the three months ended June 30, 2004	2.86743	0.73633	3.89449

The Company uses the current rate method of recording foreign exchange, so that balance sheet items are translated at the rate of exchange at the date of the financial statements. The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The value of the property, plant and equipment was $10.2 million at December 31, 2004 or approximately 25.5 million zloty. This same value at June 30, 2005 translates in the financial statements at a rate of 2.7267 or approximately $9.35 million.

Liquidity and Capital Resources

Our working capital deficiency as at June 30, 2005 was $2,534,917. As over 77% of our assets are capital assets, there is room to finance our activities with commercial loans. At June 30, 2005 we had a bank credit facility in Poland of $500,000 USD.

The Company had announced a private placement of up to 1,500,000 units ("Unit") at a price of $0.75 USD per unit. Each Unit will be comprised of one common share and one half non-transferable share purchase warrant, with each two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The private placement is subject to a repricing clause to ref lect prevailing market prices. This price will be firmly set on August 31, 2005. Most of the capital flowing into Stream in this quarter was from private placement. We had received $595,185 from both existing and new shareholders for the 2nd quarter.

Stream has identified and assessed several target acquisition networks in Poland. Stream is considering financing proposals, both equity and debt, to move ahead to the next level. Presently Stream has some 58,500 subscribers, a sufficient number of subscribers to produce a cash f low to cover normal operating expenses. This means that additional subscriber numbers will create cash flow to sustain debt, a new milestone for the Company.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk.

Investor Relations

In the period from March to May 2005 Stream embarked on an investor relations campaign. This is an area that has not received any specific funding in the past, but the Company felt it was necessary to start branding with investors and make investors aware of the goals of Stream. The total budget planned for 2005 was some $2 million. For the six months ended June 30, 2005, the Company has spent $1,300,535 on investor relations. This included a new website and new corporate design materials, printing and mailing costs, and corporate development programs. The program did not produce the results expected to date, and the program has been terminated. The program has resulted in increased investor awareness, that with positive corporate news should result in increased investment.

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Transactions with Related Party

The amount due to a related party, a former director, bears interest at 5%, compounded annually. The lender agreed in writing that the loan will not be repaid before June 30, 2006. The total amount due (including accrued interest) is $3,601,683 USD (equivalent to $4.4 million CAD), of which $2,000,000 USD was secured by various cable TV networks, with the remaining debt being unsecured. The Company accrued $198,962 interest in USD (equivalent to $244,465 CAD) up to June 30, 2005.

Proposed Transactions

The board of directors is not aware of any additional proposed asset or business acquisition or disposition, which may have an effect on the Company’s financial conditions, results of operations or cash flows. The Company has identified a number of target acquisitions which can not be acted on until sufficient financing has been put in place. The Company is presently conducting an effort to raise private equity financing.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 8(d) to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company records an allowance for doubtful accounts for estimated credit losses based on the Company’s knowledge of the financial condition of its customers. A change to these various assumptions could impact the valuation of accounts receivable.

Changes in Accounting Policies including Initial Adoption

None

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. See also note 9 to the financial statements.

Subsequent Events

The Company has been raising funds pursuant to a private placement, subject to repricing until August 31, 2005. A price was set at $0.60 USD per share with a one-half warrant to purchase additional shares at $0.80 USD wherein some 2,052,600 shares have been issued. Additional shares may have to be issued.

The President and Chief Executive Officer has resigned as an officer and director of the Company on August 15, 2005 due to personal reasons. Mr. Robert Wussler has become Chairman, Ms. Iwona Kozak was taken the position as President, and Mr. Casey Forward has become Vice-president of Finance.